SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: McDonald’s Corporation

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 K Street, N.W., Washington, D.C.   20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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April 23, 2020

Please vote AGAINST the following proposals at McDonald’s Corporation (NYSE: MCD) on May 21, 2020: “Say-On-Pay” (2), the re-election of Board Chair Hernandez, Jr. (1e), and the re-election of Compensation Committee Chair Lenny (1g).

Dear McDonald’s shareholder:

We urge you to join us in opposing the “Say-On-Pay” proposal and the proposals to re-elect Chairman of the Board Enrique Hernandez, Jr. and Compensation Committee Chair Richard Lenny at the upcoming McDonald’s Annual Meeting. It’s time to hold the board accountable for its poor decision-making related to former CEO Steve Easterbrook’s severance, which granted him a potential windfall upon his termination.

The company terminated former CEO Easterbrook’s employment in November 2019 after the board determined that Easterbrook violated the company’s non-fraternization policy by engaging in a consensual relationship with an employee.1  We commend the board’s decision to hold its executives accountable to the same policies as rank-and-file employees in this instance. However, we object to the Compensation Committee’s use of discretion to award him a potentially massive windfall. Specifically, the board used its discretion to allow a large portion of Easterbrook’s outstanding options to vest years after his departure, where he will not have influence over the company’s stock price.  We also note that he would not have received this equity treatment had his departure been classified as a termination “for cause” or a voluntary resignation.

For investors, the following are of immediate concern:

•         Easterbrook will retain a significant amount of outstanding equity awards in connection with his termination potentially worth over $44 million in addition to over $675,000 in cash severance,  according to estimates by Equilar; these awards would have been forfeited entirely had Easterbrook’s departure been deemed a voluntary termination or a termination “for cause.”

•         Easterbrook’s equity vesting has not been handled consistently – while his time and performance-based restricted stock has been treated reasonably by being prorated up to his termination date, the Committee allowed his unvested options to vest three years past his termination date.  While we acknowledge that Easterbrook has agreed to enhanced restrictive covenants favorable to the company, we believe the Compensation Committee’s use of discretion in this case was unwarranted, overly generous, and runs counter to the purpose of “long term incentive” compensation.

•         As the highest level of leadership at the company, Easterbrook set a poor “tone at the top” at McDonald’s, and the board should have recognized the potential reputational impact of its decision in determining Easterbrook’s generous severance terms. Given the magnitude of the award, the board’s actions do not incentivize adherence to the Standards of Business Conduct.

The CtW Investment Group works with pension funds sponsored by unions affiliated with Change to Win, a federation of unions representing nearly 5.5 million members, to enhance long term shareholder value through active ownership. These funds have over $250 billion in assets under management and are substantial McDonald’s shareholders. We previously engaged with McDonald’s in a letter dated November 26, 2019, urging the Board to reform certain compensation practices in light of Mr. Easterbrook’s significant severance.

1McDonald’s Corporation. McDonald's Corporation Announces Leadership Transition. (2019, November 3). Retrieved from https://news.mcdonalds.com/news-releases/news-release-details/mcdonalds-corporation-announces-leadership-transition

Previously awarded options will continue to vest despite Easterbrook’s departure.

One of the main purposes of granting equity that vests over multiple years to senior executives (as opposed to vesting all at once) is to incentivize their continued employment with the company through the vesting period; in other words, to continue to retain that executive for multiple years. Easterbrook’s severance agreement with the company completely undermines this retentive aspect.

According to the agreement,2Easterbrook will walk away with a 26 weeks of cash severance pay, which at his former salary of $1.35 million equates to $675,000, on top of over $14 million in prorated performance-based equity and, the most egregious part of the severance, over $28 million in unvested options.3  These options vest equally over four years, and again, were intended to act as a retentive tool to keep Easterbrook at the company through 2022 (in the case of the options granted in 2018). Under Easterbrook’s severance agreement, the options will continue to vest even though he is no longer with the company. This means that Easterbrook can reap the benefits of any stock price appreciation at McDonald’s without directly contributing to its success three years after his departure. Easterbrook’s performance-based restricted stock, on the other hand, is prorated to his termination date—a much more appropriate treatment. It is unclear why the board did not apply this same treatment to his outstanding options.

The board could have done more in this case in light of McDonald’s ongoing struggle to address widespread concerns over sexual harassment in its restaurants: his outstanding retention options could have been forfeited entirely or at the very least prorated to his termination date, rather than been allowed to vest.  The decision to continue the former CEO’s option vesting implies a lack of commitment to the company’s stated policies and ethical commitments.

Investors should take a stand against excessive severance payouts to executives who violate company codes of conduct.

Trade associations and the legal community have taken note of generous termination packages and are issuing guidance to boards to consider broadening the definition of “for cause” terminations in employment agreement negotiations with its executives. Specifically, the American Society of Association Executives states that carefully crafted “for cause” definitions are “critical” and that, in addition to very narrow language that covers willful failure to perform job duties and illegal or gross misconduct, boards should also consider including terms that “underscore behaviors the association values,” for example “ … Executives should be held to the same employment policies as other staff, so a material violation of those policies should give rise to termination for cause.”4The article goes on to recommend that boards should consider preserving the right to terminate executives without severance in circumstances of scandal

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted

2 McDonald’s Corporation. Separation Agreement and General Release. (2019, October 31). Retrieved from https://www.sec.gov/Archives/edgar/data/63908/000089882219000080/mcdsepagmt.htm

3 Based on severance calculations by executive compensation firm Equilar using a Dec 31, 2019 stock price of $197.61

4 Judish, J. E. (2019, March 4). Defining Termination for Cause in Executive Employment Agreements. Retrieved from https://www.asaecenter.org/resources/articles/an_plus/2019/march/defining-termination-for-cause-in-executive-employment-agreements that would cause reputational harm to the organization.  We wholeheartedly agree with the American Society’s perspective on the issue of narrow “for cause” definitions in executive employment agreements and endorse their recommendations to broaden it to hold executives more accountable for their actions. Additionally, McDonald’s could modify its clawback policy to empower the board to apply it in cases where an executive’s actions violate the company’s Standards of Business Conduct, or when those actions damage the company’s reputation.

There are also examples when other boards took action that McDonald’s could have used as guidance. In 2016, Priceline CEO Darren Huston was fired following an investigation by that company’s board into a personal relationship he had with an employee who was not under his direct supervision. In a separation letter dated April 27, 2016,5Hutson agreed to forgo any cash severance paymentand retained only a proratedportion of stock options earned during his tenure. Similarly, in 2012, CEO-elect Christopher Kubasik of Lockheed Martin was asked to resign after an internal investigation revealed an improper relationship with a female employee. Though he received a sizable $3.5 million cash severance, his unvested options, RSUs, or uncompleted performance-based equity awards wereforfeitedentirely.6Given these examples, and the Committee’s inappropriate treatment of Easterbrook’s options, which effectively created a windfall for him, we urge shareholders to vote against the re-election of the chairs of the board and the compensation committee and hold them accountable for their poor decision-making related to Easterbrook’s severance.

A poor “tone at the top” cultivated a workplace culture that is permissive of unethical behavior.

Easterbrook and his executive team set a poor “tone at the top” that tacitly condoned inappropriate workplace behavior—which is particularly concerning in light of McDonald’s ongoing struggle to address widespread concerns over sexual harassment in its restaurants. A recent Wall Street Journalarticle7uncovered that the tone at McDonald’s Chicago headquarters was one of partying and excessive drinking, including a corporate cash bar that hosted Thursday happy hours for employees, where both overt and covert flirting occurred that made some female employees uncomfortable. Easterbrook as well as David Fairhurst, the company’s former Chief People Officer, attended these parties periodically.  Despite the fact that upper levels of the company were aware of Easterbrook’s behavior, it was not until a formal complaint had been filed that the matter ultimately got investigated, leading to Easterbrook’s termination as well as Fairhurst’s abrupt resignation the very next day.8

McDonald’s is reportedly the subject of 50 pending sexual harassment complaints, both in court and with the Equal Employment Opportunity Commission,9and there was a protest in May 2019 of workers across

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted

5 The Priceline Group Inc. 8-K. (2016, April 27). Retrieved from https://www.sec.gov/Archives/edgar/data/1075531/000107553116000093/a8-kapril2016.htm

6 Lockheed Martin Corporation. Form 8-K. (2012, November 9). Retrieved from https://www.sec.gov/Archives/edgar/data/936468/000119312512463676/d436152d8k.htm

7 Haddon, H., & Vranica, S. (2020, January 5). McDonald's Looks Beyond Party Culture. The Wall Street Journal. Retrieved from https://www.wsj.com/articles/mcdonalds-looks-beyond-party-culture-11578243600

8 Lucas, A., & Rogers, K. (2019, November 4). McDonald's chief people officer is leaving the company in the wake of its CEO's departure. Consumer News and Business Channel. Retrieved from https://www.cnbc.com/2019/11/04/mcdonalds-chief-people-officer-is-leaving-the-company-in-the-wake-of-its-ceos-departure.html

9 Selyukh, A. (2019, November 12). McDonald's Is Sued Over 'Systemic Sexual Harassment' Of Female Workers. National Public Radio. Retrieved from https://www.npr.org/2019/11/12/778530312/mcdonalds-is-sued-over-systemic-sexual-harassment-of-female-workers the U.S. against, among other things, the company's handling of alleged sexual harassment.10  Two McDonald’s workers recently filed a $500 million class action lawsuit against the company, claiming that there is a systemic sexual harassment problem at company-owned stores in Florida.11  This follows a $5 million lawsuit filed in 2019 on behalf of employees at a restaurant in Mason, MI where an employee alleged that she was frequently harassed by a restaurant manager from 2017 through 2019.12  The magnitude of the sexual misconduct allegations demonstrates that the board has yet to convince investors that its oversight of human capital management practices is effective.

All these problems occurred on Easterbrook’s watch, and his legacy is a company struggling to address the problems he left behind.  Add to that the fact that he failed to honor the company’s employee code of conduct, and it is difficult to see how the board saw fit to reward him with millions of dollars in severance pay.

Conclusion

As shareholders, we must send the board a clear message at this year’s shareholder meeting on May 21, 2020 that we find the board’s use of discretion to generously compensate former CEO Easterbrook after violating company policy intolerable. Although Easterbrook was terminated, the board could have gone further. Given the culture of inappropriate behavior, Easterbrook’s clear violation of McDonald’s own policy, the insufficient response to workplace harassment in its restaurants, and the litany of EEOC and civil cases filed against the company, a forfeiture of his outstanding equity (or at least proration) would have been a more appropriate decision. The board’s light handed approach demonstrates a failure to disincentivize violations of its code of conduct.

Therefore, we urge you to vote AGAINST the Management Say-On-Pay proposal as well as vote AGAINST the Chairman of the Board Enrique Hernandez, Jr. as well as Compensation Committee Chair Richard Lenny (Proposals 1e and 1g).

Please contact my colleague Michael Varner, Director, Executive Compensation at michael.varner@ctwinvestmentgroup.com with any questions.

Sincerely,

Dieter Waizenegger

Executive Director

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted

10 Ibid.

11 Durbin, D.-A. (2020, April 13). Workers sue McDonald's over harassment at Florida stores. The Seattle Times. Retrieved from https://www.seattletimes.com/business/workers-sue-mcdonalds-over-harassment-at-florida-stores/  The case is pending.

12 Gajanan, M. (2019, November 12). McDonald's Workers File Sexual Harassment Lawsuit. Time Magazine. Retrieved from https://time.com/5725058/mcdonalds-sexual-harassment-lawsuit/  The case is pending.